GRAUBARD MILLER
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174

FACSIMILE:                                                        DIRECT DIAL:
(212) 818-8881                                                    (212) 818-8638


                                                 April 27, 2005

VIA EDGAR and FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 0511
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      Israel Technology Acquisition Corp.
                           Registration Statement on Form S-1
                           File No. 333-123331
                           FILED MARCH 15, 2005

Dear Mr. Reynolds:

         On behalf of Israel Technology Acquisition Corp. ("Company"), we respond as follows to the Staff's comments received on April 13, 2005 relating to the above-captioned Registration Statement. Please be advised that in addition to responding to the Staff's comments, the Company has increased the number of Units being offered under the Registration Statement from 3,000,000 Units to 6,000,000 Units, and the underwriters' overallotment option has been correspondingly increased from 450,000 Units to 900,000 Units. Further, all corresponding references to shares of common stock and the warrants comprising the Units have also been changed to reflect the increase in the offering amount. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

         GENERAL

1. WE NOTE USE OF THE TRADEMARKED TERM "SPECIFIED PURPOSE ACQUISITION COMPANY" OR "SPAC." IN SO FAR AS THE COMPANY HAS NOT IDENTIFIED A SPECIFIED INDUSTRY, BUT RATHER


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         TWO VERY BROAD INDUSTRIES, PLEASE REFRAIN FROM REFERRING TO THE COMPANY
         AS A SPAC. INSTEAD, EMPLOY THE MORE APPROPRIATE TERM: "BLANK CHECK COMPANY."

         The Company has revised the disclosure to delete the terms "SPAC" and "Special Purpose Acquisition Company" from the Registration Statement.

2. PLEASE FURNISH SUPPLEMENTALLY A STATEMENT AS TO WHETHER OR NOT THE AMOUNT OF COMPENSATION TO BE ALLOWED OR PAID TO THE UNDERWRITERS HAS BEEN CLEARED WITH THE NASD. PRIOR TO THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT, THE STAFF REQUESTS THAT WE BE PROVIDED WITH A COPY OF THE LETTER STATING THAT THE NASD HAS NO OBJECTIONS.

         The amount of compensation to be allowed or paid to the underwriters has not yet been cleared with the NASD. We will provide you with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has indicated that it has no objections with respect to the amount of compensation to be allowed or paid to the underwriters.

3. PRIOR TO EFFECTIVENESS OF THIS REGISTRATION STATEMENT, PLEASE CONFIRM SUPPLEMENTALLY THAT YOU HAVE RESOLVED ANY OUTSTANDING STATE REGULATORY AGENCY COMMENTS AND THAT YOU HAVE RECEIVED CLEARANCE FROM ALL STATES WHERE YOU HAVE APPLIED TO HAVE THE UNITS REGISTERED FOR SALE.

          To date, we have only received comments from the State of Maryland. We responded to comments from the State of Maryland on April 5, 2005. We hereby confirm that we will resolve all outstanding comments from state regulatory agencies in which we have applied to have the units registered for sale prior to the effectiveness of the registration statement.

PROSPECTUS SUMMARY, PAGE 1

4. YOU STATE IN THE LAST PARAGRAPH UNDER "OFFERING PROCEEDS TO BE HELD IN TRUST" THAT NONE OF THE WARRANTS MAY BE EXERCISED UNTIL AFTER THE CONSUMMATION OF A BUSINESS COMBINATION AND, THUS, AFTER THE PROCEEDS OF THE TRUST FUND HAVE BEEN DISBURSED. PLEASE RECONCILE THIS DISCLOSURE WITH THE LAST PARAGRAPH UNDER "REDEMPTION" ON PAGE 4, WHERE YOU INDICATE THAT YOUR DIRECTORS MAY EXERCISE ANY WARRANTS PURCHASED ON A CASHLESS BASIS IF THE WARRANTS ARE REDEEMED. REVISE TO CLARIFY WHETHER REDEMPTION COULD BE MADE PRIOR TO THE CONSUMMATION OF BUSINESS COMBINATION, AND THEREFORE THAT WARRANTS COULD BE EXERCISED PRIOR TO SUCH COMBINATION.

         The warrants cannot be redeemed by the Company until after they become exercisable. The second bullet under the section entitled "Redemption" on page 4 of the prospectus indicates that the Company may redeem the warrants at a price of $.01 per warrant AT ANY TIME AFTER THE WARRANTS BECOME EXERCISABLE..." [emphasis added]. The warrants cannot be exercised prior to a business combination, hence, they cannot be redeemed prior to a business combination. Accordingly, no warrants purchased by the Company's directors will be exercisable in any manner by such individuals prior to the consummation of a business combination. Therefore, we


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United States Securities and Exchange Commission
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Page 3


do not believe any revision to the disclosure in the prospectus is necessary.

5. PLEASE REVISE TO ALSO INDICATE THE AMOUNT OF COMMON STOCK OUTSTANDING AND NUMBER OF WARRANTS OUTSTANDING GIVING EFFECT TO THE UNDERWRITER OPTION AND THE OVER ALLOTMENT OPTION.

         We have revised the disclosure to indicate the amount of common stock and warrants outstanding after giving effect to the exercise of the representative's unit purchase option and the over-allotment option.

6. WE NOTE YOUR STATEMENT THAT THE "EXPENSES MAY BE PAID PRIOR TO A BUSINESS COMBINATION ONLY FROM THE NET PROCEEDS OF THIS OFFERING NOT HELD IN THE TRUST ACCOUNT (INITIALLY, APPROXIMATELY $500,000)." IT APPEARS TO US THAT THE NET PROCEEDS OF THE OFFERING NOT HELD IN THE TRUST ACCOUNT WOULD BE APPROXIMATELY $900,000. YOU INDICATE THAT THE PROCEEDS PRIOR TO EXPENSES WOULD BE $16,200,000 AND THAT THE AMOUNT TO BE PLACED IN THE TRUST ACCOUNT WOULD BE $15,300,000. PLEASE REVISE OR ADVISE.

         As originally set forth in the prospectus, the proceeds of the offering prior to expenses were $16,200,000 with offering expenses estimated at $400,000. After taking into account these offering expenses, the net proceeds of the offering were $15,800,000 of which $15,300,000 was to be placed into trust. The remaining $500,000 was to be available to the Company. Accordingly, no revision to the prospectus would be necessary. However, as a result of the increase in the size of the offering, we have revised this section accordingly.

SUMMARY FINANCIAL DATA, PAGE 8

7. PLEASE REVISE TO INDICATE THE APPROXIMATE DOLLAR AMOUNT CONVERTED IF 19.99% OF THE 3,000,000 SHARES ARE CONVERTED UNDER THE CONVERSION RIGHTS.

         We have revised the disclosure in the prospectus to indicate that the approximate dollar amount to be converted if 19.99% of the 6,000,000 shares being offering are converted under the conversion rights would be $6,236,880.

8. REVISE TO CORRECT THE REFERENCE TO A WORKING CAPITAL DEFICIENCY, SINCE CURRENT ASSETS EXCEEDED CURRENT LIABILITIES AT 2/28/2005. IN THIS REGARD, SINCE THE NOTES PAYABLE TO STOCKHOLDERS MAY BE PAID OUT OF THE NET PROCEEDS OF THE PROPOSED OFFERING, PLEASE ADVISE US OF YOUR BASIS FOR CLASSIFYING THE NOTES AS NON-CURRENT.

         We have revised the disclosure in the prospectus to remove the reference to a working capital deficiency. Notes payable to shareholders which are payable on the earlier of May 28, 2006 or the consummation of the proposed offering from the proceeds are classified as non-current as per section B05 of the current text. Should the notes be repaid prior to May 26, 2006, the notes will be repaid from the issuance of equity securities, and not require the use of working capital. See B05.110 and B05.111 [FAS6, paragraphs 1&2].

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United States Securities and Exchange Commission
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RISK FACTORS, PAGE 8

9. PLEASE AVOID THE GENERIC CONCLUSION YOU REACH IN SEVERAL OF YOUR RISK FACTOR NARRATIVES AND SUBHEADINGS THAT THE RISK COULD "ADVERSELY AFFECT," "HARM," HAVE A "MATERIAL ADVERSE AFFECT" OR "ADVERSELY AFFECT" YOUR BUSINESS, FINANCIAL CONDITION, OR RESULTS OF OPERATIONS. INSTEAD, REPLACE THIS LANGUAGE WITH SPECIFIC DISCLOSURE OF HOW YOUR BUSINESS, FINANCIAL CONDITION AND OPERATIONS WOULD BE AFFECTED. SEE, FOR EXAMPLE, RISK FACTORS 29, 30, 33, 40 AND 41.

         We have revised the risk factors as requested.

10. PLEASE CLARIFY IN THE SUBHEADING AND NARRATIVE TO RISK FACTOR 5 THAT IN ADDITION TO NOT SELECTING A TARGET BUSINESS, YOU HAVE ALSO NOT SELECTED A SPECIFIED INDUSTRY.

         We have revised the subheading and narrative to risk factor 5 to indicate that the Company has not selected a target industry.

11. WE NOTE YOUR CROSS-REFERENCE TO THE SELECTION OF A TARGET BUSINESS AND STRUCTURING OF A BUSINESS COMBINATION SECTION. REVISE THE REGISTRATION STATEMENT TO DELETE THE USE OF CROSS-REFERENCES FROM THE FOREPART OF THE PROSPECTUS EXCEPT FOR THE CROSS-REFERENCE TO THE RISK FACTORS ON THE COVER PAGE.

         We have included cross-references in the registration statement in response to comments received from certain of the states in which the units are being offered in other similar offerings and only where we felt such cross-references assisted an investor in his, her or its understanding of the terms of the offering. Accordingly, we have not made any revision to the registration statement.

12. AFFIRMATIVELY STATE IN RISK FACTOR 9 WHETHER ANY OF YOUR OFFICERS, DIRECTORS, OR AFFILIATES OF THE SAME HAVE EVER BEEN ASSOCIATED WITH BLANK CHECK COMPANIES.

         We have revised risk factor 9 to affirmatively state that none of the Company's officers, directors or affiliates has ever been associated with blank check companies.

13. CLARIFY IN RISK FACTOR 16 THAT YOUR DIRECTORS DO INTEND TO PURCHASE WARRANTS IN THE SECONDARY MARKET AFTER COMPLETION OF THE OFFERING.

         We have revised risk factor 16 to indicate that the Company's directors are obligated to purchase warrants in the secondary market after completion of the offering.

14. RISK FACTOR 25 IS GENERIC AND APPLIES TO ALL PUBLIC COMPANIES. PLEASE DELETE IT.

         We have deleted risk factor 25 as requested.

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United States Securities and Exchange Commission
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15.      YOU STATE IN RISK FACTOR 29 THAT "THE NEW JURISDICTION'S LAWS WILL
         LIKELY GOVERN ALL OF [Y]OUR MATERIAL AGREEMENTS." PLEASE CLARIFY THAT THIS WOULD ONLY APPLY TO AGREEMENTS ENTERED INTO IN THAT PARTICULAR JURISDICTION AND NOT TO AGREEMENTS ALREADY IN EXISTENCE OR ADVISE WHY THIS IS NOT THE CASE.

         We have revised the disclosure in the prospectus to indicate that the new jurisdiction's laws will likely govern all of the Company's material agreements relating to its operations following a business combination.

16. CLARIFY IN RISK FACTOR 36 WHETHER A TARGET ACQUIRED BY YOU THAT RECEIVES GRANTS FROM THE ISRAEL GOVERNMENT WILL STILL BE ELIGIBLE TO CONTINUE RECEIVING SUCH GRANTS UNDER SIGNIFICANTLY SIMILAR TERMS ONCE IT BECOMES THE SUBSIDIARY OF, OR IS ACQUIRED BY, A US CORPORATION.

         We have revised risk factor 36 to indicate that upon the Company's acquisition of a target business in Israel, the Office of Chief Scientist will determine whether the target business following the business combination will be eligible to continue receiving such grants.

17. IN THE SUBHEADING TO RISK FACTOR 37, YOU REFER TO "TAX BENEFITS [YOU] ARE CURRENTLY ENTITLED TO IN THE FUTURE." PLEASE EXPLAIN "CURRENT TAX BENEFITS." IN ADDITION, CLARIFY THAT THE INVESTMENT CENTER FOR THE MINISTRY OF INDUSTRY, TRADE AND LABOR IS AN ISRAELI AGENCY AND EXPAND ON THE "FULFILLMENT OF CONDITIONS STIPULATED UNDER APPLICABLE LAW AND IN THE CERTIFICATE OF APPROVAL."

         We have revised the subheading of risk factor 37. We have further clarified that the Investment Center for the Ministry of Industry, Trade and Labor is a part of the Israeli Government. Additionally, we have revised the disclosure to indicate that the benefits available to an Approved Enterprise depend upon the ability of the entity to adhere to the investment program filed with the Investment Center of the Israeli Ministry of Industry, Trade and Labor and to the fulfillment of periodic reporting obligations.

18. THE DISCLOSURE IN RISK FACTOR 39 REGARDING MARKET PRICE VOLATILITY PERTAINS TO A RISK DISTINCT FROM THAT SET FORTH IN THE SUBHEADING. EACH SUBHEADING SHOULD ADDRESS ONLY ONE RISK AND SHOULD SUCCINCTLY REFLECT THE SAME.

         We have revised risk factor 39 to remove the discussion of market price volatility and made it a separate risk factor so that each risk factor addresses only one risk.

DILUTION

19. PLEASE REVISE TO INCLUDE A VALUE FOR "NET TANGIBLE BOOK VALUE BEFORE THE OFFERING" IN THE DILUTION TABLE ON PAGE 28.

         We have revised the dilution table to indicate that the net tangible book value before this offering is zero.

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United States Securities and Exchange Commission
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PROPOSED BUSINESS, PAGE 32

20. UNDER "ISRAELI GOVERNMENT PROGRAMS," PLEASE EXPAND ON THE PROCESS AND CRITERIA FOR BECOMING AN "APPROVED ENTERPRISE" UNDER THE INVESTMENT LAW.

         We have revised the disclosure in the prospectus as requested.

21. AT THE BOTTOM OF PAGE 33, YOU STATE THAT THE BENEFITS AVAILABLE TO AN APPROVED ENTERPRISE WILL BE CONDITIONAL "UPON THE FULFILLMENT OF
         CERTAIN CONDITIONS...." PLEASE ELABORATE.

         We have revised the disclosure in the prospectus as requested.

22. UNDER "GRANTS FROM THE ISRAELI OFFICE OF THE CHIEF SCIENTIST" ON PAGE 34, PLEASE ELABORATE ON THE "SPECIFIED CRITERIA" THAT R&D programs must meet.

         We have revised the disclosure in the prospectus as requested

MANAGEMENT, PAGE 45

23. AS PART OF YOUR OFFICERS' AND DIRECTORS' BUSINESS EXPERIENCE, PLEASE INDICATE WHICH COMPANIES ARE NOT INCORPORATED IN THE US.

         We have revised the disclosure in the prospectus to indicate which companies the Company's officers' and directors' have been affiliated with are not incorporated in the United States.

24. PLEASE DISCLOSE THE BUSINESS OPERATION OF RRSAT LTD., CELLVINE LTD. AND AVIV VENTURE CAPITAL.

         We have revised the disclosure in the prospectus to disclose the business operation of RRSat Ltd., Cellvine Ltd. and Aviv Venture Capital.

CERTAIN TRANSACTIONS, PAGE 50

25. REVISE TO IDENTIFY THE DIRECTORS WHO HAVE ADVANCED THE COMPANY $70,000 FOR EXPENSES OF THE OFFERING.

         Each of the Company's directors advanced a portion of the $70,000 to be used for expenses of the offering. Accordingly, we have revised the disclosure in the prospectus to indicate that the Company's directors collectively advanced the Company an aggregate of $70,000 for expenses of the offering.

FINANCIAL STATEMENTS

26. INCLUDE A CURRENTLY DATED CONSENT OF THE INDEPENDENT ACCOUNTANTS IN ANY AMENDMENT TO


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         THE REGISTRATION STATEMENT.

         A currently dated consent of the independent accountants has been included as Exhibit 23.1 to Amendment No. 1 to the registration statement.

27. YOU SHOULD BE AWARE THAT THE FINANCIAL STATEMENTS MUST BE UPDATED AFTER JULY 12, 2005. REFER TO ITEM 312 OF REGULATION S-X.

         Duly noted.




         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                             Very truly yours,

                                             /s/ Jeffrey M. Gallant

                                             Jeffrey M. Gallant


cc:      Israel Frieder
         Glen Shear
         Dael Schnider
         Victor Halpert
         David M. Nussbaum
         Steven Levine
         Richard H. Gilden, Esq.